PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 13, and contain estimates based on management’s judgment.  Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, Mackay LLP, Chartered Accountants, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

“Nikolaos Cacos”

              “Mike Clark”

Nikolaos Cacos

Mike Clark

President

Chief Financial Officer

April 28, 2009

Auditors' Report

To the Shareholders of

Panthera Exploration Inc.

(formerly Amera Resource Corporation)

We have audited the consolidated balance sheet of Panthera Exploration Inc. (formerly Amera Resource Corporation) as at December 31, 2008 and the consolidated statements of operations and deficit, comprehensive loss, changes in shareholders’ equity, and cash flows for the year then ended.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2008 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative financial statements as at and for the years ended December 31, 2007 and 2006 were audited by another firm of Chartered Accountants which expressed an opinion without reservation on those financial statements in their report dated April 23, 2008.

“MacKay LLP”

Vancouver, Canada.

April 10, 2009

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Our report to the shareholders dated April 10, 2009, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

“MacKay LLP”

Vancouver, Canada.

April 10, 2009

Chartered Accountants

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(See Note 1 – Nature of Operations and Going Concern)

DECEMBER 31, 2008 AND 2007

(Expressed in Canadian Dollars)

	2008 $	2007 $ Restated – Note 2
A S S E T S
CURRENT ASSETS
Cash	24,502	166,018
Short-term investments (Note 4)	-	1,400,000
Marketable securities (Note 5)	5,000	54,000
Other receivables and prepaids	26,516	256,451
	56,018	1,876,469
MINERAL PROPERTY INTERESTS (Notes 6 and 13 (i))	1,468,502	1,712,128
	1,524,520	3,588,597
L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable and accrued liabilities (Note 8)	555,194	80,659

S H A R E H O L D E R S ' E Q U I T Y
SHARE CAPITAL (Note 7)	12,298,254	11,487,909
WARRANTS (Note 7)	554,690	908,793
CONTRIBUTED SURPLUS	1,319,921	821,426
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 3)	-	21,000
DEFICIT	(13,203,539)	(9,731,190)
	969,326	3,507,938
	1,524,520	3,588,597

COMMITMENTS (Note 6)

APPROVED BY THE BOARD

“Nikolaos Cacos”	, Director
"Jerry Minni”	, Director

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

	2008 $	2007 $ Restated – Note 2	2006 $ Restated – Note 2
EXPENSES
Accounting and audit	58,900	45,448	38,756
Corporate development and investor relations (Note 8)	267,716	320,774	227,747
Exploration (Note 6)	2,165,600	1,364,324	817,630
Legal and professional fees	50,032	55,621	28,841
Management fees (Note 8)	111,500	94,167	85,833
Office and sundry (Note 8)	117,423	198,998	122,639
Rent (Note 8)	40,709	78,122	90,099
Salaries (Note 8)	207,236	368,660	372,063
Stock-based compensation (Note 7)	470	296,581	90,850
Transfer agent and regulatory fees	30,497	23,020	26,753
Travel	34,601	131,145	42,358
LOSS BEFORE OTHER ITEMS	(3,084,684)	(2,976,860)	(1,943,569)
OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	38,071	(21,080)	(2,910)
Interest income	14,210	80,383	30,924
Other than temporary loss on marketable securities (Note 5)	(28,000)	-	-
Write-off of mineral properties (Note 6)	(411,946)	(156,240)	(206,811)
	(387,665)	(96,937)	(178,797)
LOSS FOR THE YEAR	(3,472,349)	(3,073,797)	(2,122,366)
DEFICIT - BEGINNING OF YEAR	(9,731,190)	(6,657,393)	(4,535,027)
DEFICIT - END OF YEAR	(13,203,539)	(9,731,190)	(6,657,393)
BASIC AND DILUTED LOSS PER SHARE	$(0.90)	$(1.00)	$(1.11)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	3,852,576	3,061,599	1,916,912

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	2008 $	2007 $	2006 $
		Restated – Note 2	Restated – Note 2

LOSS FOR THE YEAR	(3,472,349)	(3,073,797)	(2,122,366)

OTHER COMPREHENSIVE INCOME
Unrealized gain on available-for-sale marketable securities	-	14,000	-

TOTAL COMPREHENSIVE LOSS	(3,472,349)	(3,059,797)	(2,122,366)

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

	2008 $	2007 $ Restated – Note 2	2006 $ Restated – Note 2
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Loss for the year	(3,472,349)	(3,073,797)	(2,122,366)
Adjustment for items not affecting cash
Write-off of mineral properties	411,946	156,240	206,811
Stock-based compensation	470	296,581	90,850
Loss on marketable securities (Note 5)	28,000	-	-
	(3,031,933)	(2,620,976)	(1,824,705)
Change in non-cash working capital balances	654,044	30,814	(46,412)
	(2,377,889)	(2,590,162)	(1,871,117)
FINANCING ACTIVITIES
Issuance of common shares and warrants	1,027,600	4,095,000	2,179,900
Share and warrant issuance costs	(73,333)	(333,895)	(23,889)
	954,267	3,761,105	2,156,011
INVESTING ACTIVITIES
Expenditures on mineral property interests	(117,894)	(236,051)	(176,095)
Decrease (increase) in short-term investments	1,400,000	(1,300,000)	(100,000)
	1,282,106	(1,536,051)	(276,095)
INCREASE (DECREASE) IN CASH DURING THE YEAR	(141,516)	(365,108)	8,799
CASH - BEGINNING OF YEAR	166,018	531,126	522,327
CASH - END OF YEAR	24,502	166,018	531,126

SUPPLEMENTARY CASH FLOW INFORMATION

Income taxes paid in cash	-	-	-
Interest paid in cash	-	-	-

ADDITIONAL SUPPLEMENTARY CASH FLOW INFORMATION (Note 14)

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

	2008 $	2007 Restated – Note 2 $	2006 Restated – Note 2 $
SHARE CAPITAL
Balance at beginning of year	11,487,909	7,804,571	5,854,335
Private placement	1,027,600	4,095,000	1,629,450
Warrant valuation	(141,968)	(368,550)	(503,765)
Exercise of warrants	-	-	716,700
Shares issued for payment of agent’s fees	-	49,141	2,800
Shares issued for mineral properties	-	333,000	126,000
Share issue costs	(75,287)	(425,253)	(20,949)
Balance at end of year	12,298,254	11,487,909	7,804,571

WARRANTS
Balance at beginning of year	908,793	498,025	-
Warrant valuation from private placement warrants	141,968	368,550	503,765
Warrant valuation from agent’s warrants	10,658	84,276	-
Contributed surplus reallocated on expiry of warrants	(498,025)	-	-
Warrant issue costs	(8,704)	(42,058)	(5,740)
Balance at end of year	554,690		498,025

CONTRIBUTED SURPLUS
Balance at beginning of year	821,426	524,845	433,995
Contributed surplus as a result of stock options granted	470	296,581	90,850
Contributed surplus reallocated on expiry of warrants	498,025	-	-
Balance at end of year	1,319,921	821,426	524,845

DEFICIT
Balance at beginning of year	(9,731,190)	(6,657,393)	(4,535,027)
Loss for the year	(3,472,349)	(3,073,797)	(2,122,366)
Balance at end of year	(13,203,539)	(9,731,190)	(6,657,393)

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of year	21,000	-	-
Transition adjustment – marketable securities (Note 3)	-	7,000	-
Net unrealized gain (loss) on available-for-sale marketable securities	(49,000)	14,000	-
Other than temporary loss on marketable securities	28,000	-	-
Balance at end of year	-	21,000	-

TOTAL SHAREHOLDERS’ EQUITY	969,326	3,507,938	2,170,048

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS

FOR THE YEAR ENDED DECEMBER 31, 2008

(Expressed in Canadian Dollars)

ACQUISITION COSTS

	Argentina	Peru				USA
	Mogote $	Cocha $	Laguna $	Mitu $	Other $	Walker Lane, Nevada $	Total $
Balance, beginning of year	1,389,309	28,768	179,377	-	50,664	64,010	1,712,128
Acquisition costs during the year
Cash	-	25,943	58,439	14,616	69,322	-	168,320
	1,389,309	54,711	237,816	14,616	119,986	64,010	1,880,448

Write-off mineral properties	-	-	(237,816)	-	(110,120)	(64,010)	(411,946)
Balance, end of year	1,389,309	54,711	-	14,616	9,866	-	1,468,502

EXPLORATION EXPENDITURES

	Argentina	Peru				USA
	Mogote $	Cocha $	Laguna $	Mitu $	Other $	Walker Lane, Nevada $	General Exploration (*) $	Total $
Cumulative costs expensed - Beginning of year	1,576,903	1,127,527	78,973	56,235	72,395	21,135	1,436,315	4,369,483
Exploration expenditures during the year:
Assays	-	4,097	4,856	731	8,704	-	-	18,388
Drilling	-	52,563	396,033	20,067	-	-	-	468,663
Office	6,046	43,968	62,075	21,622	54,863	-	-	188,574
Salaries and contractors	38	99,036	102,530	19,722	170,917	-	-	392,243
Supplies and equipment	-	1,953	20,451	1,836	7,760	-	-	32,000
Transportation	-	25,979	68,841	7,430	50,485	-	-	152,735
Imagery and base maps	-	621	103	-	376	-	-	1,100
Foreign value added tax	826	30,979	-	9,693	39,788	-	-	81,286
General exploration	-	-	-	-	-	-	830,611	830,611
	6,910	259,196	654,889	81,101	332,893	-	830,611	2,165,600
Cumulative costs expensed - End of year	1,583,813	1,386,723	733,862	137,336	405,288	21,135	2,266,926	6,535,083

* Properties that were written of in previous years are included in the opening balance of general exploration

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS

FOR THE YEAR ENDED DECEMBER 31, 2007

(Expressed in Canadian Dollars)

(As Restated – Note 2)

ACQUISITION COSTS

	Argentina	Peru				USA
	Mogote $	Cocha $	Laguna $	Cruz de Mayo $	Other $	Walker Lane, Nevada $	Total $
Balance, beginning of year	1,056,309	28,768	-	99,566	50,664	64,010	1,299,317
Acquisition costs during the year
Cash	333,000	-	179,377	56,674	-	-	569,051
	1,389,309	28,768	179,377	156,240	50,664	64,010	1,868,368

Write-off mineral properties	-	-	-	(156,240)	-	-	(156,240)
Balance, end of year	1,389,309	28,768	179,377	-	50,664	64,010	1,712,128

EXPLORATION EXPENDITURES

	Argentina	Peru					USA
	Mogote $	Cocha $	Cruz de Mayo $	Laguna $	Mitu $	Other $	Walker Lane, Nevada $	General Exploration $ (*)	Total $
Cumulative costs expensed – Beginning of year	1,571,412	448,056	67,657	5,769	8,360	63,307	21,135	819,463	3,005,159
Exploration expenditures during the year:
Assays	-	28,104	407	516	5,324	-	-	-	34,351
Communications	-	7,458	4,790	-	211	-	-	-	12,459
Drilling	-	179,503	-	-	-	-	-	-	179,503
Office	3,945	48,864	467	19,450	4,949	-	-	-	77,675
Salaries and contractors	-	169,021	8,974	15,108	19,058	-	-	-	212,161
Supplies and equipment	-	-	33	8,368	167	6,529	-	-	15,097
Transportation	-	53,846	4,456	8,990	4,684	-	-	-	71,976
Imagery and base maps	-	1,337	-	158	-	-	-	-	1,495
Foreign value added tax	1,546	191,338	7,932	20,614	13,482	2,559	-	-	237,471
General exploration	-	-	-	-	-	-	-	522,136	522,136
	5,491	679,471	27,059	73,204	47,875	9,088	-	522,136	1,364,324
Cumulative costs expensed - End of year	1,576,903	1,127,527	94,716	78,973	56,235	72,395	21,135	1,341,599	4,369,483

* Properties that were written of in previous years are included in the opening balance of general exploration

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Panthera Exploration Inc. (formerly Amera Resources Corporation) (the “Company”) was incorporated on April 11, 2000 in the Province of British Columbia and was transitioned under the Business Corporations Act (BC) on June 17, 2004.  The Company is a natural resource company engaged in the acquisition and exploration of resource properties in the Americas.  The Company presently has no proven or probable reserves and, on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  Consequently, the Company considers itself to be an exploration stage company.

The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.  The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties.

As of April 24, 2009, the Company had negative working capital of approximately $584,000.  The Company does not have adequate resources to maintain its core activities and has ceased its exploration activities for the time being, as well as taking steps to reduce overhead and other costs. The Company will need to raise further financings in order to continue its operations and fulfill its commitments. The Company may not be able to raise the necessary funds or may not be able to raise such funds at terms which are acceptable to the Company.  In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.  Any further additional equity financing undertaken by the Company may cause dilution to its shareholders. The December 31, 2008 audited consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has incurred significant losses and negative cash flow from operations since inception.  Adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate could be material.

2.

CHANGE IN ACCOUNTING POLICY

During the year ended December 31, 2008, the Company retrospectively changed its accounting policy for exploration expenditures to be more relevant and reliable. Prior to the year ended December 31, 2008, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to earnings as they are incurred until the property reaches development stage. All direct costs related to the acquisition of resource property interests will continue to be capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

2.

CHANGE IN ACCOUNTING POLICY (continued)

The Company has accounted for this change in accounting policy on a retroactive basis. The impact of this change on the previously reported December 31, 2007 and 2006 consolidated financial statements are as follows:

	As previously reported $	Restatement $	As restated $
Mineral property interests as at December 31, 2007	4,493,081	(2,780,953)	1,712,128
Future income taxes as at December 31, 2007	(38,434)	(38,434)	-
Exploration expense for the year ended December 31, 2007	(522,136)	(842,188)	(1,364,324)
Write-off of mineral properties for the year ended December 31, 2007	(250,956)	94,716	(156,240)
Loss for the year ended December 31, 2007	(2,326,325)	(747,472)	(3,073,797)
Loss per share for the year ended December 31, 2007	(0.76)	(0.24)	(1.00)
Deficit at December 31, 2007	(6,988,671)	(2,742,519)	(9,731,190)
Mineral property interests as at December 31, 2006	3,356,158	(2,056,841)	1,299,317
Future income taxes as at December 31, 2006	(61,794)	61,794	-
Exploration expense for the year ended December 31, 2006	(296,810)	(520,820)	(817,630)
Write-off of mineral properties for the year ended December 31, 2006	(525,514)	318,703	(206,811)
Loss for the year ended December 31, 2006	(1,920,249)	(202,117)	(2,122,366)
Loss per share for the year ended December 31, 2006	($1.00)	($0.11)	($1.11)
Deficit at December 31, 2006	(4,662,346)	(1,995,047)	(6,657,393)

3.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  Significant measurement differences between Canadian GAAP and those that would be applied under United States generally accepted accounting principles (“US GAAP”) as they affect the Company are disclosed in Note 13.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Significant areas requiring the use of management estimates relate to the determination of environmental obligations, the recoverability of mineral properties and the assumptions used in the determination of the fair value of stock-based compensation and warrants.  Actual results may differ from these estimates.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries.  The principal subsidiaries are Recursos de los Andes S.A.C. (Peru) (100%), Amera-Chile Sociedad Contractual Minera (Chile) (100%) and Amera Resources Inc. (US) (100%). The Company operates in Argentina as a registered branch.  All inter-company balances and transactions have been eliminated.

Short-term Investments

Short-term investments include money market investments maturing less than 12 months from the date of initial investment. Short-term investments are designated as held-for-trading and recorded at fair value with changes in fair value, recorded in the statement of loss.

Marketable Securities

Marketable securities are designated as available-for-sale and recorded at fair value, with changes in fair value recorded in the statement of other comprehensive income.  The fair value of marketable securities is obtained by reference to the current quoted bid price on the balance sheet date.  When it is determined that a decrease in fair value is other than temporary a loss will be recorded in Other income (expense).

Mineral Property Interests

During the year ended December 31, 2008, the Company changed its accounting policy relating to mineral property exploration expenditures and it now expenses exploration expenditures when incurred (see Note 2).

When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method.  Management of the Company periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned then costs are written off, or if its carrying value has been impaired, the costs are written down to fair value.

Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests, pursuant to the terms of the related property agreements.  Payments relating to a property acquired under an option or joint venture agreement are made at the sole discretion of the Company, and are recorded as mineral property acquisition costs upon payment.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company accounts for foreign value added taxes paid as part of exploration expense. The recovery of these taxes will commence on the beginning of foreign commercial operations.  Should these amounts be recovered they would be treated as a recovery in exploration expense.

For certain acquisitions costs for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Asset Retirement Obligations

Asset retirement obligations are recognized when a legal or constructive obligation arises.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company may incur a gain or loss.  As at December 31, 2008, the Company does not have any asset retirement obligations.

Long-Lived Assets Impairment

Long-lived assets are reviewed for impairment when events or changes in circumstances suggest their carrying value has become impaired.  Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition.  If impairment is deemed to exist, the assets will be written down to fair value.  Fair value is generally determined using a discounted cash flow analysis.

Translation of Foreign Currencies

The Company's foreign operations are integrated and are translated using the temporal method.  Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates.  Non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates.  The resulting gains or losses are reflected in operating results in the period of translation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash, short-term investments and other receivables.  The Company limits its exposure to credit loss by placing its cash and short-term investments with major financial institutions.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company uses the liability method of accounting for future income taxes.  Under this method of tax allocation, future income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized.  The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.  Potential future income tax assets are not recognized, as they are not considered more likely than not to be realized.

Loss Per Share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year.  The Company follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.  Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be antidilutive.  Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 7.

On December 23, 2008 the Company consolidated its shares on a 10 to 1 basis.  As a result, the weighted average number of shares outstanding for the years 2008, 2007 and 2006 has been recalculated as if the shares had always been consolidated on a 10 for 1 basis.

Valuation of Equity Units Issued in Private Placements

The Company has adopted a pro rata basis method with respect to the measurement of shares and warrants issued as private placement units.  The pro rata basis method required each component to be valued at fair value and an allocation of the total proceeds received based on the pro rata relative values of the components.

The fair value of the common shares is based on the closing quoted bid price on the announcement date and the fair value of the common share purchase warrants is determined at the announcement date using the Black- Scholes pricing model. The fair value attributed to the warrants is recorded in contributed surplus.

Share Issue Costs

Share issue costs incurred on the issue of the Company’s shares are charged directly to share capital.

Management Estimates and Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Significant estimates include the basis of impairment of mineral properties and future income taxes. Actual results could differ from those estimates.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The estimated fair value of awards of stock-based compensation is charged to expense over the period that it is earned, with offsetting amounts to contributed surplus.  If the stock-based compensation is for past services, it is expensed immediately.  If the stock-based compensation is forfeited, no amounts are charged to expense. If stock options are exercised then the fair value of the options is re-classed from contributed surplus to share capital.

Financial Instruments

The Company is required to designate its financial instruments into one of the following five categories: held for trading; available-for-sale; held to maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held for trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

The Company has designated its financial instruments as follows:

(i)

Cash and short-term investments are classified as “Held-for-trading”. Due to their short-term nature, their carrying value is equal to their fair value.

(ii)

Marketable securities are classified as “Available-for-sale”.  The fair value is obtained by reference to the closing bid price on the balance sheet date.

(iii)

Amounts receivable and deposits are classified as “Loans and Receivables”. These financial assets are recorded at values that approximate their amortized cost using the effective interest method.

(iv)

Accounts payable and accrued liabilities are classified as “Other Financial Liabilities”. These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

Comprehensive Income

Section 1530, Comprehensive Income, introduced the financial statement “Statement of Comprehensive Income” effective January 1, 2007 and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available for sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose a company’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. The adoption of this standard did not have an effect on the Company for the year ended December 31, 2008.

Accounting Changes

Effective January 1, 2007, the Company adopted the revised CICA Handbook Section 1506, Accounting Changes, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change and (c) for changes in estimates, the nature and amount of the change are disclosed (see Note 2).

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the Company's capital and how it is managed. Under this standard the Company is required to disclose the following, based on the information provided internally to the Company's key management personnel:

(i)        qualitative information about its objectives, policies and processes for managing capital.

(ii)

            summary quantitative data about what it manages as capital.

(iii)      whether during the period it complied with any externally imposed capital requirements to which it is subject.

(iv)      when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This standard is effective for interim and annual financial statements beginning on January 1, 2008. Disclosures required by this standard are included in Note 9.

Financial Instruments Disclosures

In March 2007, the CICA issued Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements.  Section 3862, requires disclosure of additional detail by financial asset and liability categories.  Section 3863, establishes standards for presentation of financial instruments and non-financial derivatives.  The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The adoption of this change on the disclosure in the financial statements did not have an effect on the Company for the year ended December 31, 2008.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses, during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company does not expect there to be an impact of the adoption of this change on the disclosure in its consolidated financial statements.

4.

 SHORT-TERM INVESTMENTS

As at December 31, 2008 the Company did not hold any short-term investments.  As at December 31, 2007, the Company held short-term investments comprised of the following:

	December 31, 2007
	Maturity	Principal $
12 month term deposit - 4.45% annual interest rate	August 13, 2008	1,400,000

5.

MARKETABLE SECURITIES

At December 31, 2008, the Company held 100,000 (December 31, 2007 – 100,000) common shares of Astral Mining Corporation (“Astral”) which had a quoted market value of $5,000 (December 31, 2007 - $54,000).  The Company has designated its marketable securities as financial assets available-for-sale and accordingly, changes to their fair value are recorded in other comprehensive income in the period they occur. The Company holds these marketable securities as a result of entering into an option agreement for its Walker Lane mineral property holdings (see Note 6 (f)). Management has determined that the decrease in fair value of Astral is other than temporary.  As a result a loss of $28,000 has been recorded in Other income (expenses).

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

6.

MINERAL PROPERTY INTERESTS

The schedule below summarizes all costs incurred to date for each mineral property interest that the Company is continuing to explore as at December 31, 2008 and 2007:

	2008			2007
	Acquisition Costs $	Exploration Expenditures $	Total $	Acquisition Costs $	Exploration Expenditures $	Total $
Argentina
Mogote Property	1,389,309	1,583,813	2,973,122	1,389,309	1,576,903	2,966,212
Peru
Cocha	54,711	1,386,723	1,441,434	28,768	1,127,527	1,156,295
Laguna	-	733,862	733,862	179,377	78,973	258,350
Mitu	14,616	137,336	151,952	-	56,235	56,235
Other	9,866	405,288	415,154	50,664	72,395	123,059
USA
Walker Lane, Nevada	-	-	-	64,010	21,135	85,145
	1,468,502	4,247,022	5,715,524	1,712,128	2,933,168	4,645,296

(a)

Mogote Property

The Company has exercised its option agreement with Golden Arrow Resources Corporation (“Golden Arrow”), a publicly traded company with common management, and has earned a 51% interest in eight mineral concessions, comprising 8,009 hectares (the “Mogote Property”), located in San Juan Province, Argentina.  The Company has issued a total of 1,650,000 common shares and incurred a minimum of US $1.25 million of exploration expenditures to fulfil the requirements to earn this 51% interest.

On May 14, 2007, the Company gave notice to Golden Arrow that it would not proceed with the additional expenditures required in order to earn an additional 24% interest.

(b)

Cocha Property

The Cocha property is located in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km east of Lima.  Staked in 2006, the Cocha property was expanded from 2,400 to 7,060 hectares in 2007.  The Company holds a 100% interest in the property.

(c)         Mitu Property

The Mitu property is located in the Department of Junin, Peru approximately 155km northeast of Lima.  Acquired by direct staking the Company holds a 100% interest.

(d)         Other Properties

Included in other properties is the Acero Property and the Fuyani Property located in the Department of Cuzco, Peru.  The Acero Property and Fuyani Property are 1,700 hectares and 1,000 hectares, respectively, and the Company holds a 100% interest.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

6.

MINERAL PROPERTY INTERESTS (continued)

(e)           Laguna Project

On January 18, 2007, the Company signed a letter of intent to enter into an option agreement to acquire up to a 90% interest in the 11,250 hectare Laguna Gold Project in the Pasco Department of west central Peru.  The letter of intent was finalized in a definitive contract effective May 22, 2007.

In the first quarter of 2008 the Company terminated the option. Accordingly, the Company has written off $237,816 of acquisition costs capitalized to the property to date.

(f)

Walker Lane Properties

On June 9, 2006, the Company optioned the Walker Lane Properties in Nevada to Astral.  Under the terms of the agreement, Astral may earn up to an 80% undivided interest in the Walker Lane Properties.  An initial 65% interest in the properties may be earned by incurring US $2,500,000 in work expenditures over four years and issuing 500,000 common shares  to the Company (100,000 shares were received on August 4, 2006).  Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study within three years.

During the year the Walker Lane Properties were dropped due to poor results.  Accordingly, the Company has written off $64,010 of acquisition costs capitalized to the property to date.

(g)

 Junin and Humaro Properties

On October 1, 2007, the Company entered into two option agreements with Minera Phelps Dodge del Peru S.A.C. ("MPDP"), an indirect subsidiary of Freeport-McMoRan Copper & Gold Inc., to earn up to a 70% undivided interest in five exploration properties in Peru.  Four of these projects are located in the Junin and Huancavelica Departments, central Peru and one is located in the Arequipa Department of southern Peru.

In order to earn a 70% undivided interest in these projects, the Company must complete US$200,000 in exploration expenditures, including 1,500 metres of drilling, in each of the Junin group and Arequipa group of projects on or before September 14, 2009. MPDP has the right to claw-back a 30% interest (for a total 60% ownership interest) in each property 60 days after receiving notice that 1,500 metres of drilling has been completed.  No amounts have been capitalized to mineral properties and deferred costs to date.

During the third quarter of 2008, the Company decided to terminate these option agreements.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

6.

MINERAL PROPERTIES (continued)

(h)          Loma Colorada Property

On December 21, 2007, the Company announced that it signed an agreement to option up to a 100% interest in the Loma Colorada porphyry copper-gold property.  This 1,100 hectare project is located in Ancash Department, 430 km northwest of Lima, Peru.

Under the terms of this Agreement, the Company may earn up to a 100% undivided interest in the Loma Colorada Property by incurring US $1,400,000 in exploration expenditures and making US $490,000 in cash payments to the vendor over a three year period. The Company can exercise this option (i) on or before the fourth anniversary year by making a further payment of US $2,500,000 and a 1% NSR or, alternatively, continue with the option for an additional 12-month period in exchange for a payment of US $400,000 and incurring a further US $3,000,000 in exploration expenditures; or (ii) at the beginning of the fifth anniversary the Company may continue with the option for up to a final 12-month period by making a payment of US $200,000 and funding a pre-feasibility study; or (iii) at the end of the fifth year by making a payment of US $5,000,000 and granting to the vendor a 2% NSR.  Each 1% NSR can be purchased by the Company for US $1,000,000.  No amounts have been capitalized to mineral properties and deferred costs to date.

During the third quarter of 2008, the Company decided to terminate this option agreement.

(i)          Toro Blanco, San Felipe and Sura Properties

On February 1, 2008, the Company signed an agreement with Geologix Explorations Inc. (“Geologix”) to earn up to a 70% interest in three gold properties located in the Huancavelica Department, Peru.

In order to earn an initial 51% undivided interest in these projects, the Company must complete US$3,800,000 in exploration expenditures on each of the properties, including a minimum of $100,000 exploration commitment during the first year. The Company may earn an additional 10% interest in each of these projects by completing a positive feasibility study on each property within three years of earning its 51% interest. A further 9% interest may be earned by the Company by placing the property into commercial production within six years of earning its initial interest, for an aggregate 70% interest in the property.

If the Company does not complete a positive feasibility study by the third anniversary, Geologix may elect to become operator and if it completes a positive feasibility study within two years, Geologix may earn an additional 11% interest and if it places the property into commercial production, an additional 10% for an aggregate 70% interest in the property.

During the third quarter of 2008, the Company decided to terminate this option agreement.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

6.

MINERAL PROPERTIES (continued)

(j)         Golden Amera Resources Inc. Joint Venture

On June 30, 2007, the Company entered into a 50/50 joint venture with Golden Arrow to evaluate and acquire precious and base metal properties in Colombia. The joint venture hired an operations manager and retained contract exploration personnel.  The joint venture has not acquired any mineral properties to date, accordingly the Company’s proportionate share of costs incurred have been recorded as general exploration expense.

On May 7, 2008, the Company gave notice that it was withdrawing from the Golden Amera Inc. Joint Venture Agreement and would not contribute further funds.

(k)        Cercana Porphyry Copper Project

On June 25, 2008, the Company announced it had entered into an option to acquire a 100% interest in the 1,075 hectare Cercana porphyry copper project.  The Cercana property is located 21 kilometres southeast of Arequipa city within the Southern Peru Porphyry Copper Belt.

The Cercana claims are held under an option to purchase contract with a private Peruvian company. The Company has the option to purchase 100% of the claims by making escalating payments over four years for a total $2,005,000 plus a 0.5% net smelter return (NSR) royalty. A finder's fee was paid of $5,000 in respect of this transaction.

During the third quarter of 2008, the Company decided to terminate this option agreement.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

7.

SHARE CAPITAL

Authorized - unlimited common shares without par value
Issued - common shares	Number	$
Balance, December 31, 2005	16,599,092	5,854,335
Private placements	3,647,000	1,629,450
Warrants valuation	-	(503,765)
Exercise of warrants	1,194,500	716,700
For agent’s fees	8,000	2,800
For mineral properties	300,000	126,000
Less share issue costs	-	(20,949)
Balance, December 31, 2006	21,748,592	7,804,571
Private placements	11,700,000	4,095,000
Warrants valuation	-	(368,550)
For agent’s fees	157,444	49,141
For mineral properties	900,000	333,000
Less share issue costs	-	(425,253)
Balance, December 31, 2007	34,506,036	11,487,909
Private placements	7,340,000	1,027,600
Warrants valuation	-	(141,968)
Less share issue costs	-	(75,287)
Share consolidation on a 10 to 1 basis	(37,661,432)	-
Balance, December 31, 2008	4,184,604	12,298,254

(a)

On December 23, 2008 the Company consolidated its shares on a 10 to 1 basis.  As a result, the number of shares consolidated were 37,661,432.

(b)

During the year ended December 31, 2008, the Company completed:

i)

a brokered private placement financing of 3,470,000 units at $0.14 per unit for gross proceeds of $485,800.  The financing was completed in two tranches of 3,320,000 units and 150,000 units on April 30, 2008 and June 12, 2008, respectively.  Each unit entitled the holder to acquire one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share, expiring April 30, 2010. In addition to cash commissions and related costs of $67,670, the agents were granted 265,600 agent’s warrants in the first tranche and 12,000 agent’s warrants in the second tranche exercisable at $0.18 each, expiring on or before April 30, 2010 and June 12, 2010, respectively.

The fair value of warrants and agent’s warrants were as follows:

1)     value assigned to 1,735,000 warrants was $62,506, less share issue costs of $8,704

2)     value assigned to the 277,600 agent’s warrant was $10,658

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

7.

SHARE CAPITAL (continued)

The Black-Scholes Pricing Model was used to value the warrants and agent’s warrants on a proportionate basis with the related shares.  The warrants were valued at $0.038 per warrant based on the following assumptions: dividend yield 0%, risk-free rate 2.74%, expected volatility 76% and expected life of 1.7 years.

ii)

a non-brokered private placement financing of 3,870,000 units at $0.14 per unit for gross proceeds of $541,800. The financing was completed on June 16, 2008. Each unit entitled the holder to acquire one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share, expiring June 16, 2010.

The value assigned to 1,935,000 warrants was $79,462. The Black-Scholes Pricing Model was used to value the warrants and agent’s warrants on a proportionate basis with the related shares.  The warrants were valued at $0.05 per warrant based on the following assumptions: dividend yield 0%, risk-free rate 3.26%, expected volatility 81% and expected life of 1.7 years.

(c)

During the year ended December 31, 2007, the Company completed:

i)

a brokered private placement financing of 11,700,000 units at $0.35 per unit for gross proceeds of $4,095,000.  The financing was completed in two tranches of 2,200,000 units and 9,500,000 units on April 12, 2007 and April 19, 2007, respectively.  Each unit is comprised of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.45 per share for two years from the close of the financing. In addition to cash commissions and related costs of $333,895, the agents were granted 930,800 agent’s warrants and 157,444 agent’s units. Each agent’s unit entitles the holder to acquire one common share and one half common share purchase warrant.  Each full agent’s warrant is exercisable for one share at a price of $0.45, for a period of two years from the close of the financing.

The fair value of warrants and agent’s warrants were as follows:

1)     value assigned to 5,850,000 warrants was $326,492, net of warrant issue costs of $42,058

2)     value assigned to the 1,009,523 agent’s warrants was $84,276

The Black-Scholes Option Pricing Model was used to value the warrants and agent’s warrants on a proportionate basis with the related shares.  The warrants were valued at (tranche 1 - $0.075 per warrant: tranche 2 - $0.086 per warrant) based on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 55% and expected life of 12 months.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

7.

SHARE CAPITAL (continued)

(d)

During the year ended December 31, 2006, the Company completed:

i)

a private placement financing of 1,412,000 units at $0.60 per unit, for gross proceeds of $847,200.  Each unit is comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.65 per share on or before January 30, 2008.  The fair value assigned to the warrants was $352,012 net of issue costs of $6,675.  The warrants were valued using the Black-Scholes Option Pricing Model at $0.25 per warrant on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 115% and expected life of 12 months.

ii)

a private placement financing of 2,235,000 units at $0.35 per unit, for gross proceeds of $782,250.  Each unit is comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.45 per share on or before December 8, 2008.  In addition, the Company issued 48,000 agent's warrants at $0.45 and 8,000 agent's units at $0.35 per unit as a corporate finance fee.  There were also cash commissions and administration fees paid of $14,000.

The fair value of warrants and agent’s warrants were as follows:

1)

value assigned to 2,235,000 warrants was $142,378, net of issue costs of $2,670

2)

value assigned to the 48,000 agent’s warrants and the 8,000 warrants granted as a component of the agent’s units was $3,635

The Black-Scholes Option Pricing Model was used to value the warrants and agent’s warrants on a proportionate basis with the related shares.  The warrants and agent’s warrants were valued at $0.07 based on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 66% and expected life of 12 months.

At December 31, 2006, the Company has recorded a subscription receivable balance of $166,250 relating to proceeds from this private placement which had not been received at year end.  These proceeds were received in January 2007.

(e)

Stock options and stock-based compensation

The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.  The stock options granted during 2008 are subject to a four-month hold period and exercisable for a period of five years.  A summary of the Company’s outstanding options at December 31, 2008, 2007 and 2006 and the changes for the years ended on those dates are presented below:

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

7.

SHARE CAPITAL (continued)

	2008		2007		2006
	Options Outstanding and Exercisable	Weighted Average Exercise Price $	Options Outstanding and Exercisable	Weighted Average Exercise Price $	Options Outstanding and Exercisable	Weighted Average Exercise Price $
Balance, beginning of year	3,432,000	0.53	1,824,500	0.68	1,504,500	0.70
Granted	5,000	0.20	1,987,500	0.39	415,000	0.60
Exercised	-	-	-	-	-	-
Cancelled	(3,262,000)	0.53	(380,000)	0.56	(75,000)	0.75
Forfeited	(175,000)	0.43	-	-	(20,000)	0.60
Balance, end of year	-	-	3,432,000	0.53	1,824,500	0.68

During fiscal 2008, the Company granted stock options with an exercise price of $0.20 per share to its employees to acquire 5,000 common shares (2007 - 1,987,500; 2006 - 414,500) and recorded stock-based compensation expense of $470 (2007 - $296,581; 2006 - $90,850).  The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following weighted average assumptions used for the grants made during the year:

	2008	2007	2006
Risk-free interest rate	2.83%	4.10%	4.00%
Estimated volatility	86%	82%	97%
Expected life	2.8 years	2.42 years	2.5 years
Expected dividend yield	0%	0%	0%

The fair value per share of stock options granted in the year ended December 31, 2008, calculated using the Black-Scholes Option Pricing Model, was $0.09 per share.  Option-pricing models require the use of estimates and assumptions including the expected volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

(f)

Warrants

A summary of the number of common shares reserved pursuant to the Company’s outstanding warrants and agent’s warrants outstanding at December 31, 2008, 2007 and 2006 and the changes for the years ending on those dates is as follows:

	2008 Number	2007 Number	2006 Number
Balance, beginning of year	10,562,523	3,703,000	3,687,783
Issued	3,947,600	6,859,523	3,703,000
Exercised	-	-	(1,194,500)
Expired	(3,703,000)	-	(2,493,283)
Share consolidation	(9,726,411)	-	-
Balance, end of year	1,080,712	10,562,523	3,703,000

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

7.

SHARE CAPITAL (continued)

Common shares reserved pursuant to warrants and agent’s warrants outstanding and exercisable at December 31, 2008 are as follows:

Number	Exercise Price $	Expiry Date
129,696	4.50	April 12, 2009
556,256	4.50	April 19, 2009
192,560	1.80	April 30, 2010
8,700	1.80	June 12, 2010
193,500	1.80	June 18, 2010
1,080,712	3.50

8.

RELATED PARTY TRANSACTIONS

The Company had engaged Grosso Group Management Ltd., (“Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company that is currently owned by IMA Exploration Inc. (“IMA”), Blue Sky Uranium Corp. (“Blue Sky”) and Golden Arrow Resources Corporation (“Golden Arrow”), each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

The arrangement with the Grosso Group was terminated effective September 1, 2008.  During the year ended December 31, 2008, the Company incurred fees of $295,551 (2007 - $540,402) to the Grosso Group: $295,551 (2007 - $585,385) was paid in twelve monthly payments and $Nil is included in accounts receivable (2007 - $44,983 ) as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.   In addition, included in other receivables, prepaids and deposits is a $9,152 (2007 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $87,500.  During the fiscal 2008, the Company paid $65,275 (2007 - $87,500) to the President and $22,225 was included in accounts payable (2007 - $Nil).  The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided by IMA’s Chief Executive Officer who is a director of the Company.  The agreement may be terminated at any time by the Company upon 30 days written notice.  For fiscal 2008, the Company paid $9,000 to IMA for these services.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

8.

RELATED PARTY TRANSACTIONS (continued)

During the year the Company accrued consulting fees in the amount of $15,000 to a company controlled by a director of the Company.  The company controlled by this director also loaned $30,000 to the Company.  These amounts are included in accounts payable.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.

CAPITAL RISK MANAGEMENT

The Company views its equity as capital, and manages its issued share capital and share purchase warrants as such.  As the Company presently has no revenue, it principal source of funding is from the sale of common shares and exercise of share purchase warrants.  It is the Company’s capital management objective to safeguard its ability to continue as a going concern so it may continue to carry on its business operations.

The Company’s common shares are listed on the TSX-V and Over-the-Counter Bulletin Board (“OTCBB”). The TSX-V’s and OTCBB’s policies impose certain minimum capital requirements, limits how many options to grant, pricing of options and private placements upon the Company.  Management believes that the Company is in compliance with these externally imposed capital requirements.

Refer to Note 7 (Equity) for a description of changes in capital during 2008 and 2007.

10.

MANAGEMENT OF FINANCIAL RISK

The Company’s financial instruments are exposed to certain risks, including currency, credit and metal price risk.

Currency Risk:  Business is transacted by the Company in a number of currencies.  Fluctuations in exchange rates may have a significant effect on the cash flows of the Company.  Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

The Company has not hedged its exposure to currency fluctuations.  At  December 31, 2008, the Company is exposed to currency risk through the following assets and liabilities in US dollars and Peruvian Soles:

	December 31, 2008
	US Dollar $	Peruvian Soles $
Cash	6,585	528
Other receivables and prepaids	-	30,263
Accounts payable and accrued liabilities	(190,447)	(5,848)

Foreign exchange rate at December 31, 2008	1.2180	0.3902

Based on the net exposures as at December 31, 2008, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar and Peruvian Soles would have an insignificant impact insignificant in the Company’s net earnings.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

10.

MANAGEMENT OF FINANCIAL RISK (continued)

Credit Risk: Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and other receivables.  The Company limits its exposure to credit loss by placing its cash with major financial institutions.

Metal Price Risk:  The Company’s portfolio of properties has exposure to predominantly copper, silver and gold. The prices of these metals, especially copper, greatly affect the value of the Company and the potential value of its properties and investments.

11.

SEGMENTED INFORMATION

The Company is primarily involved in mineral exploration activities in Argentina and Peru.  The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the years ended December 31, 2008 and 2007.

The Company’s total assets are segmented geographically as follows:

	December 31, 2008
	Corporate Canada $	Argentina $	Peru $	Total $
Current assets	42,676	(52)	13,394	56,018
Mineral properties	-	1,389,309	79,193	1,468,502
	42,676	1,389,257	92,587	1,524,520

	December 31, 2007 Restated – Note 2
	Corporate Canada $	Argentina $	Peru $	Colombia $	USA $	Total $
Current assets	1,774,401	1,933	61,916	38,219	-	1,876,469
Mineral properties	-	1,389,309	258,809	-	64,010	1,712,128
	1,774,401	1,391,242	320,725	38,219	64,010	3,588,597

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

12.

INCOME TAXES

The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2008	2007 Restated – Note 2	2006 Restated – Note 2
Statutory tax rate	31.00%	34.12%	34.12%
	$	$	$
Loss for the year	(3,472,349)	(3,073,797)	(2,122,366)
Provision for income taxes based on statutory Canadian combined federal and provincial income tax rates	(1,076,428)	(1,048,780)	(724,151)
Differences in foreign tax rates	12,932	13,958	30,315
Effect of statutory rate change	101,430	-	-
Non-deductible items	660	162,902	228,677
Losses for which an income tax benefit has not been recognized	961,406	871,920	465,159
	-	-	-

The significant components of the Company’s future tax assets are as follows:

	2008 $	2007 Restated – Note 2 $
Future income tax assets
Share and warrant issuance costs	88,402	108,518
Mineral properties	1,347,981	794,367
Operating loss carryforward	2,091,815	1,642,767
	3,528,198	2,545,652
Valuation allowance for future tax assets	(3,528,198)	(2,545,652)
	-	-

The realization of income tax benefits related to these potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax assets have been recognized for accounting purposes in 2008 and 2007.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

12.

INCOME TAXES (continued)

The Company has Canadian non-capital loss carryforwards of $6,397,550 that may be available for tax purposes.  The losses expire as follows:

Expiry Date	$

2009	26,258
2010	195,857
2014	852,555
2015	1,219,352
2026	1,081,390
2027	1,485,734
2028	1,536,404
6,397,550

At December 31, 2008, the Company had a net operating loss carryforward for Peru income tax purposes of approximately Cdn$1,385,000 (2007 – Cdn$620,000) which, if not utilized to reduce Peru taxable income in future periods, expires through the year 2013. These available tax losses may only be applied to offset future taxable income from the Company's current Peru subsidiary.

At December 31, 2008, the Company had a net operating loss carryforward for Chile income tax purposes of approximately Cdn$76,000 (2007 – Cdn$71,000) that may be available for tax purposes. These available tax losses may only be applied to offset future taxable income from the Company's current Chile subsidiary.

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(a)

The financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP.  Material differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the tables below.

	2008 $	2007 Restated – Note 2 $
Consolidated balance sheets

Shareholders' equity
Balance per Canadian GAAP	969,326	3,507,938
Accumulated other comprehensive income (ii)	-	21,000
Balance per US GAAP	969,326	3,528,938

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	2008 $	2007 Restated – Note 2 $	2006 Restated – Note 2 $
Consolidated statements of operations
Loss for the year under Canadian and US GAAP	(3,472,349)	(3,073,797)	(2,122,366)
Unrealized gains on available-for-sale securities (ii)	-	14,000	7,000
Comprehensive loss (iii)	(3,472,349)	(3,059,797)	(2,115,366)
Basic and diluted loss per share under US GAAP	($0.90)	($1.00)	($1.10)
Weighted average number of common shares outstanding	3,852,576	3,061,599	1,916,912

(i)

Mineral properties and exploration expenditures

During the year ended December 31, 2008, the Company changed its accounting policy relating to mineral property exploration expenditures and it now expenses exploration expenditures when incurred (see Note 2).

(ii)

Marketable securities

For the 2006 fiscal year, the Company's marketable securities were classified as available-for-sale investments under US GAAP and carried at the lower of cost and market value for Canadian GAAP purposes.  Such investments are not held principally for the purpose of selling in the near term and, for US GAAP purposes, must have holding gains and losses reported as a separate component of shareholders’ equity until realized or until an other than temporary impairment in value occurs.  For fiscal 2007, the Company began recording holding gains and losses reported as a separate component of shareholders’ equity as required by Canadian GAAP. Management has determined that the decrease in fair value of Astral is other than temporary.  As a result a loss of $28,000 has been recorded in Other income (expenses).

(iii)

Other Comprehensive Income

US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income, excluding the deficit, be disclosed separately in shareholders’ equity.  Comprehensive income, which incorporates the net loss, includes all changes in shareholders’ equity during a period except those resulting from investments by and distributions to owners.  Effective January 1, 2007, the Company began recording comprehensive income as required by Canadian GAAP.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(iv)

Income Tax

Under Canadian GAAP, future income tax assets are calculated based on enacted or substantively enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of deferred income taxes.  This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the years ended December 31, 2008, 2007 and 2006.

Fair Value Measurements

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”, which establishes a framework for measuring fair value. It also expands disclosures about fair value measurements.  This guidance is not effective until January 1, 2009.

Recently issued US GAAP accounting standards:

i) In December 2007, the FASB issued SFAS 160 a standard on accounting for noncontrolling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is converged with standards issued by the AcSB and IASB on this subject. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.

This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. Management anticipates the adoption of this interpretation is not expected to have an effect on the Company’s results of operations or financial position.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (continued)

ii)  In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R. The major changes to accounting for business combinations are summarized as follows:

▪

all business acquisitions would be measured at fair value.

▪

the existing definition of a business would be expanded.

▪

pre-acquisition contingencies would be measured at fair value.

▪

most acquisition-related costs would be recognized as expense as incurred (they would no longer be part of the purchase consideration).

▪

obligations for contingent consideration would be measured and recognized at fair      value at acquisition date (would no longer need to wait until contingency is settled).

▪

liabilities associated with restructuring or exit activities be recognized only if they       meet the recognition criteria of SFAS 146, Accounting for Costs Associated with Exit  or Disposal Activities, as of the acquisition date.

▪

non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an          acquisition is less than 100%).

▪

goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets   acquired and liabilities assumed. Goodwill is allocated to the acquirer and the             non-controlling interest.

▪

in accounting for business combinations achieved in stages, commonly called step      acquisitions, the acquirer is to re-measure its pre-existing non-controlling equity          investment in the acquiree at fair value as of the acquisition date and recognize any     unrealized gain or loss in income.

The statement is effective for periods beginning on or after December 15, 2008.

14.

SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash investing and financing activities were conducted by the Company during the years ended December 31, 2008, 2007 and 2006 as follows:

	2008 $	2007 $	2006 $
Investing activities
Accounts payable for mineral properties	50,426	-	-
Expenditures on mineral property interests and deferred costs	(50,426)	(333,000)	(126,000)
Shares issued for mineral properties	-	333,000	126,000
Proceeds on the optioning of mineral properties	-	-	33,000
Investment in marketable securities	-	-	(33,000)
	-	-	-

Financing activities
Share and warrant issuance costs	(10,658)	(133,417)	(6,435)
Warrants	10,658	84,276	3,635
Shares issued for payment of agent’s fees	-	49,141	2,800
	-	-	-

14.

SUPPLEMENTARY CASH FLOW INFORMATION (continued)

	2008 $	2007 $	2006 $
Change in non-cash working capital
Other receivables and prepaids	229,935	(99,133)	(21,100)
Subscription receivable	-	166,250	-
Accounts payable	424,109	(36,303)	(25,312)
	654,044	30,814	(46,412)